FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the first quarter ended June 30, 2004 which were filed with the Tokyo Stock Exchange on July 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: July 29, 2004	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

Consolidated Financial Results

for the First Quarter Ended June 30, 2004

(Prepared in Accordance with U.S. GAAP)

July 29, 2004

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)

1. Preparation Basis for Consolidated Financial Results for the First Quarter Ended June 30, 2004

(1)	Adoption of U.S. GAAP:	Yes
(2)	Adoption of simplified methods in accounting principles:	None
(3)	Change in accounting policies:	None
(4)	Changes in reporting entities:	None

2. Consolidated Financial Results for the First Quarter Ended June 30, 2004

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes
Three months ended June 30, 2004	¥47,321	¥2,947	¥2,870
% change from previous period	(17.6)	(69.3)	(70.2)
Three months ended June 30, 2003	57,425	9,590	9,623
% change from previous period	—	—	—

Year ended March 31, 2004	273,412	40,713	40,107

	Net income	Net income per share (Yen)	Diluted net income per share (Yen)
Three months ended June 30, 2004	¥264	¥2.19	—
% change from previous period	(93.7)	—	—
Three months ended June 30, 2003	4,175	34.65	—
% change from previous period	—	—	—

Year ended March 31, 2004	20,104	166.86	—

Notes: 1. Equity in net income (loss) of affiliated companies
Three months ended June 30, 2004:	¥(825) million
Three months ended June 30, 2003:	¥(502) million
Year ended March 31, 2004:	¥252 million

2. Weighted-average common shares outstanding (consolidated)

Three months ended June 30, 2004:	120,482,960 shares
Three months ended June 30, 2003:	120,484,327 shares
Year ended March 31, 2004:	120,483,869 shares

3.	Net income per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share.”
4.	Consolidate financial statements for the first quarter ended June 30, 2002 was not prepared in accordance with U.S. GAAP. Therefore, the percentage of changes for the first quarter ended June 30, 2003 is not presented herein.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Total stockholders’ equity per share (Yen)
June 30, 2004	¥284,442	¥99,216	34.9%	¥823.48
June 30, 2003	276,960	90,967	32.8	755.01

March 31, 2004	294,497	102,129	34.7	847.66

Note:

Number of shares outstanding (consolidated)

June 30, 2004:	120,482,792 shares
June 30, 2003:	120,484,298 shares
March 31, 2004:	120,483,252 shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Three months ended June 30, 2004	¥306	¥(3,512)	¥(2,919)	¥81,000
Three months ended June 30, 2003	2,558	(1,738)	(5,038)	71,169

Year ended March 31, 2004	34,326	(7,001)	(14,141)	86,885

3. Consolidated Financial Forecast for the Year Ending March 31, 2005

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2005	¥275,000	¥28,000	¥27,000	¥15,000

There has been no change in our forecast for the year ending March 31, 2005, since we originally announced.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 28 consolidated subsidiaries and 3 equity method affiliates. Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below. Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited).”

Business Segments	Major Companies
	Domestic	The Company
Konami Marketing Japan, Inc.
Konami Computer Entertainment Studios, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Computer & Video Games		Konami Online, Inc., TAKARA CO., LTD. (*2)
HUDSON SOFT CO., LTD. (*2), Genki Co., Ltd. (*2)

	Overseas	Konami Digital Entertainment, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

	Domestic	The Company
Konami Marketing Japan, Inc.
Konami Media Entertainment, Inc.
Toy & Hobby		Konami Traumer, Inc., Konami Online, Inc.

	Overseas	Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

	Domestic	The Company
Konami Marketing Japan, Inc.
Amusement		KPE, Inc., Konami Online, Inc., One other company

	Overseas	Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

	Domestic	The Company

Gaming	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd, One other company

	Domestic	Konami Sports Corporation
Health & Fitness		Konami Sports Life Corporation
Konami Online, Inc., One other company

	Domestic	Konami Marketing Japan, Inc., Konami School, Inc.
Konami Computer Entertainment School, Inc.
Other		Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V., One other company

Notes:

*1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
*2.	These are equity method affiliates.

2. Business Performance and Cash Flows

1. Business Performance

Overview

In the entertainment industry in which we operate, the mobile and online game markets grew and expanded as a result of the enhancement of broadband. In the home video game market, both Nintendo and SONY introduced new style portable game consoles and are trying to develop a new market.

In the health industry, a health conscious trend especially among the middle-aged and senior groups seemed to have encouraged consumption along with improved consumer confidence in Japan’s economy.

We performed well in most business segments for the three months ended June 30, 2004.

In the Computer & Video Games segment, at E3 (Electronic Entertainment Expo) 2004 held in May in the U.S., which is the biggest digital entertainment fair in the world, we presented many upcoming titles and received favorable feedback.

The Toy & Hobby segment maintained its solid performance due to favorable sales of the Yu-Gi-Oh! trading card game in the U.S. and Europe and increased sales of a new product called the GRANSAZERS series, which was introduced in the fall 2003 as a boy’s toy. We also participated in the planning and development of the Get Ride! AMDRIVER, a TV originated animation, which has been broadcasted on Japanese TV since April 2004, to start a big media-mix project.

In the Amusement segment, we released BATTLE CLIMAXX!, the first online professional wrestling battle video game machine in the industry and GIGADRAKE, a token-operated product with a combination of a card game and a slot, and those e-AMUSEMENT products generated solid achievement.

As for the Gaming segment, we recorded favorable sales in North America and Australia by enhancing our products line-up.

In the Health & Fitness segment, we introduced our original fitness machines at the Health & Fitness Japan 2004, the industry’s convention held in June 2004, and received favorable reviews. In addition, with advocating “fun and healthy” as a concept of our business, we newly released Refreshmentbike, a home use fitness machine, and Kenshin-Keikaku, a PC software for improving living habits. In addition, we announced our participation in development and sales of supplements, and proposed new life style of “sustaining health with fun” at every scene.

As a result, the consolidated net revenue for the three months ended June 30, 2004 amounted to ¥47,321 million, the consolidated operating income was ¥2,947 million, the consolidated income before income taxes, minority interest and equity in net loss of affiliated companies was ¥2,870 million, and the consolidated net income was ¥264 million.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2003	Three months ended June 30, 2004	% of previous period
Computer & Video Games	¥13,103	¥9,101	69.5
Toy & Hobby	16,632	7,110	42.7
Amusement	6,597	8,969	136.0
Gaming	2,543	3,270	128.6
Health & Fitness	18,987	19,210	101.2
Other, Corporate and Eliminations	(437)	(339)	—

Consolidated net revenues	¥57,425	¥47,321	82.4

Note: Health & Fitness segment was renamed from Exercise Entertainment segment as of March 29, 2004.

In the Computer & Video Games segment, we recorded favorable domestic shipment for Professional Baseball Spirits 2004 and SILENT HILL 4 -The Room- for PlayStation 2, both of which were released in March 2004. As for overseas market, the Yu-Gi-Oh! series maintained its popularity. Yu-Gi-Oh! Reshelf of Destruction for Game Boy Advance and Yu-Gi-Oh! World Championship Tournament 2004 for Game Boy Advance increased sales in North America and Europe, respectively.

As a result, the consolidated net revenue of the Computer & Video Games segment was ¥9,101 million for the three months ended June 30, 2004 (69.5% of the three months ended June 30, 2003).

In the Toy & Hobby segment, we have been developing our business presence mainly in boy’s toy field since last year. We paid our attention to the continuously growing animation market further to explore the boy’s toy field, and we fully participated in a planning and development of the Get Ride! AMDRIVER, a TV originated animation, which has been broadcasted on Japanese TV since April 2004, with which we have started a big media-mix project by tying up with the multimedia. We will foster the content to the extent it generates the synergy effects among each segment of Konami group. We also introduced a new product for the GRANSAZERS series which we have been facilitating the commercialization in line with a TV program broadcasted since October 2003 and we increased sales as a result of this. In other categories, sales of the Yu-Gi-Oh! trading card game continued strong in the U.S. and Europe and the Yu-Gi-Oh! series achieved global expansion in Japan, the U.S. and Europe.

As a result, the consolidated net revenue of the Toy & Hobby segment was ¥7,110 million for the three months ended June 30, 2004 (42.7% of the three months ended June 30, 2003).

In the Amusement segment, in the video game, e-AMUSEMENT products for amusement arcades, such as BATTLE CLIMAXX!, a professional wrestling trading card game and the MAH-JONG FIGHT CLUB series, which allows online match-up among remote players nation-wide received favorable reviews. Music simulation game series, such as drummania, GUITARFREAKS and pop’n music, remained strong as a result of the development of the new versions and the e-AMUSEMENT system also pushed up the sales. In the token-operated products, GI-TURFWILD 2, a large scale token operated horse racing game, which makes players feel as though they are in the race track and has more advanced features than GI-WINNING SIRE, and GIGADRAKE, a new style battle game with a combination of card game and slot were continuously in a good demand. In addition, Fantasic Fever, penny-falls game machine which produces the fusion of sounds and lights, received favorable reviews.

As a result, the consolidated net revenue of the Amusement segment was ¥8,969 million for the three months ended June 30, 2004 (136.0% of the three months ended June 30, 2003).

As for the Gaming segment, we continued to mark solid sales from our main products, including MARIACHI MADNESS and SOLSTICE GOLD in the North America market especially in Nevada and California, and Ontario in Canada. We introduced ADVANTAGE SERIES, a Mechanical Slot Machines product in December 2003 which increased our sales. Although Australian market leveled off, we secured our sales with our main products such as EGYPTAGON. As to the status of the acquisition of gaming licenses, we have obtained licenses in the total of 23 states, of which 18 states in the United States, four states in Canada and one dominion of the United States after we acquire a license in Saskatchewan in Canada in April 2004. We own gaming licenses in every state in Australia.

As a result, the consolidated net revenue of the Gaming segment was ¥3,270 million for the three months ended June 30, 2004 (128.6% of the three months ended 30, 2003).

With regard to the Health & Fitness segment, in the business to operate sports club facilities, we opened the Fukuokatenjin branch in Fukuoka in April 2004 and the Oitaakino branch in Oita in May 2004 to expand the Konami Sports Club’s facility networks. As to new products and services, we introduced a new corporate membership system which offers members a choice between pay-per use and pay-per month, and under which members’ families at age 16 or over can use the facilities. As to the existing facilities, we have been introducing services such as massage, esthetic and clinic services for treatment in our exercise facilities gradually to improve customers’ satisfaction.

As to the fitness products business, for commercial use, we utilize our knowledge in entertainment business and our network technologies to promote expansion of our fitness machine products line-up such as the EZ series and introduced them into our exercise facilities and received highly favorable reviews from our members. As for home use, we entered into the market of home use fitness products and released Refreshmentbike, a home use fitness machine which features a function to generate the highly concentrated oxygen and negative ions, and Kenshin-Keikaku, a PC software to display and manage exercise data stored in e-walkeylife, a pedometer with multi-functions. And also we introduced Diet Channel for PlayStation 2, a game software which emulates contents concerning diet, and we also made efforts to increase sales of the existing products such as MARTIALBEAT2.

As a result, the consolidated net revenue of the Health & Fitness segment was ¥19,210 million for the three months ended June 30, 2004 (101.2% of the three months ended June 30, 2003).

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2004:

	Millions of Yen
	Three months ended June 30, 2003	Three months ended June 30, 2004
Net cash provided by operating activities	¥2,558	¥306
Net cash used in investing activities	(1,738)	(3,512)
Net cash used in financing activities	(5,038)	(2,919)
Effect of exchange rate changes on cash and cash equivalents	707	240
Net increase in cash and cash equivalents	(3,511)	(5,885)
Cash and cash equivalents, end of the period	71,169	81,000

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥306 million for the three months ended June 30, 2004, compared to ¥2,558 million for the three months ended June 30, 2003.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥3,512 million for the three months ended June 30, 2004, compared to ¥1,738 million for the three months ended June 30, 2003. This resulted primarily from acquisitions of property and equipment totaling ¥3,629 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥2,919 million for the three months ended June 30, 2004, compared to ¥5,038 million for the three months ended June 30, 2003. This was due primarily to ¥4,099 million payments of dividends despite an increase of ¥2,513 million in short-term borrowings.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004		June 30, 2004		June 30, 2004
		%		%

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥86,885		¥81,000		$747,026
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥709 million and ¥700 million ($6,456 thousand) at March 31, 2004 and June 30, 2004, respectively	25,438		17,494		161,339
Inventories	17,821		21,042		194,061
Deferred income taxes, net	13,895		14,993		138,274
Prepaid expenses and other current assets	8,727		7,828		72,193

Total current assets	152,766	51.9	142,357	50.0	1,312,893

PROPERTY AND EQUIPMENT, net	46,700	15.8	46,277	16.3	426,792

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	124		127		1,171
Investments in affiliates	12,514		11,434		105,451
Identifiable intangible assets	45,984		45,942		423,702
Goodwill	463		463		4,270
Lease deposits	23,967		24,016		221,489
Other assets	11,979		13,826		127,510

Total investments and other assets	95,031	32.3	95,808	33.7	883,593

TOTAL ASSETS	¥294,497	100.0	¥284,442	100.0	$2,623,278

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004		June 30, 2004		June 30, 2004
		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥2,585		¥5,099		$47,026
Current portion of long-term debt and capital lease obligations	2,900		2,756		25,417
Trade notes and accounts payable	15,998		13,664		126,017
Accrued income taxes	23,318		19,071		175,883
Accrued expenses	18,651		14,903		137,444
Deferred revenue	6,036		6,147		56,691
Other current liabilities	3,311		4,217		38,891

Total current liabilities	72,799	24.7	65,857	23.2	607,369
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	68,195		67,814		625,417
Accrued pension and severance costs	2,350		2,305		21,258
Deferred income taxes, net	19,195		20,584		189,837
Other long-term liabilities	2,420		2,306		21,267

Total long-term liabilities	92,160	31.3	93,009	32.7	857,779

TOTAL LIABILITIES	164,959	56.0	158,866	55.9	1,465,148

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	27,409	9.3	26,360	9.2	243,106

COMMITMENTS AND CONTINGENCIES	—		—		—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2004 and June 30, 2004; outstanding 120,483,252 shares at March 31, 2004 and 120,482,792 shares at June 30, 2004	47,399	16.1	47,399	16.7	437,139
Additional paid-in capital	46,736	15.9	46,736	16.4	431,025
Retained earnings	33,779	11.4	30,500	10.7	281,287
Accumulated other comprehensive income (loss)	(119)	(0.0)	248	0.1	2,287

Total	127,795	43.4	124,883	43.9	1,151,738
Treasury stock, at cost- 8,254,314 shares and 8,254,774 shares at March 31, 2004 and June 30, 2004, respectively	(25,666)	(8.7)	(25,667)	(9.0)	(236,714)

Total stockholders’ equity	102,129	34.7	99,216	34.9	915,024

TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	¥294,497	100.0	¥284,442	100.0	$2,623,278

See accompanying notes to consolidated financial statements

4. Consolidated Statements of Operations (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Three months ended June 30,				Three months ended June 30,
	2003		2004		2004
		%		%
NET REVENUES:
Product sales revenue	¥38,914		¥28,433		$262,225
Service revenue	18,511		18,888		174,195

Total net revenues	57,425	100.0	47,321	100.0	436,420

COSTS AND EXPENSES:
Costs of products sold	21,241		17,388		160,362
Costs of services rendered	14,808		16,520		152,356
Selling, general and administrative	11,786		10,466		96,523

Total costs and expenses	47,835	83.3	44,374	93.8	409,241

Operating income	9,590	16.7	2,947	6.2	27,179

OTHER INCOME (EXPENSES):
Interest income	108		93		858
Interest expense	(182)		(222)		(2,047)
Other, net	107		52		479

Other income (expenses), net	33	0.1	(77)	(0.1)	(710)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	9,623	16.8	2,870	6.1	26,469
INCOME TAXES	4,628	8.1	1,588	3.4	14,646
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	4,995	8.7	1,282	2.7	11,823
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	318	0.5	193	0.4	1,780
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(502)	(0.9)	(825)	(1.7)	(7,608)

NET INCOME	¥4,175	7.3	¥264	0.6	$2,435

	Yen		U.S. Dollars
	Three months ended June 30,		Three months ended June 30,
	2003	2004	2004
PER SHARE DATA:
Basic and diluted net income per share	¥34.65	¥2.19	$0.02

Weighted-average common shares outstanding	120,484,327	120,482,960

Note:	Net income per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”. The company had no dilutive securities outstanding at June 30, 2003 and 2004, and therefore there is no difference between basic and diluted EPS.

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2003	Three months ended June 30, 2004	Three months ended June 30, 2004
Cash flows from operating activities:
Net income	¥4,175	¥264	$2,435
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,988	2,026	18,685
Provision for doubtful receivables	(287)	(462)	(4,261)
Loss on sale or disposal of property and equipment, net	305	177	1,632
Equity in net loss (income) of affiliated companies	502	825	7,609
Minority interest	318	193	1,780
Deferred income taxes	665	292	2,693
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	5,926	8,175	75,394
Increase in inventories	(5,865)	(2,938)	(27,096)
Decrease in trade notes and accounts payable	(2,556)	(2,473)	(22,807)
Decrease in accrued income taxes	(913)	(4,262)	(39,306)
Decrease in accrued expenses	(1,920)	(3,188)	(29,401)
Increase in deferred revenue	839	140	1,291
Other, net	(619)	1,537	14,174

Net cash provided by operating activities	2,558	306	2,822
Cash flows from investing activities:
Capital expenditures	(1,241)	(3,629)	(33,469)
Proceeds from sales of property and equipment	12	—	—
Acquisition of new subsidiaries, net of cash acquired	(206)	—	—
Decrease in time deposits, net	63	—	—
Decrease (increase) in lease deposits, net	(111)	48	443
Other, net	(255)	69	636

Net cash used in investing activities	(1,738)	(3,512)	(32,390)
Cash flows from financing activities:
Net decrease in short - term borrowings	(3,103)	2,513	23,176
Proceeds from long - term debt	4,199	—	—
Repayments of long - term debt	(2)	(232)	(2,140)
Principal payments under capital lease obligations	(584)	(641)	(5,912)
Dividends paid	(5,318)	(4,099)	(37,803)
Purchases of treasury stock by parent company	0	(1)	(9)
Purchases of treasury stock by subsidiaries	(178)	(299)	(2,758)
Other, net	(52)	(160)	(1,475)

Net cash used in financing activities	(5,038)	(2,919)	(26,921)
Effect of exchange rate changes on cash and cash equivalents	707	240	2,214
Net decrease in cash and cash equivalents	(3,511)	(5,885)	(54,275)
Cash and cash equivalents, beginning of the period	74,680	86,885	801,301

Cash and cash equivalents, end of the period	¥71,169	¥81,000	$747,026

See accompanying notes to consolidated financial statements

6. Segment Information (Unaudited)

a . Operations in Different Industries

Three months ended June 30, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥12,461	¥16,606	¥6,379	¥2,543	¥18,985	¥451	¥57,425
Intersegment	642	26	218	—	2	(888)	—

Total	13,103	16,632	6,597	2,543	18,987	(437)	57,425
Operating expenses	10,867	10,124	4,327	2,207	18,860	1,450	47,835

Operating income (loss)	¥2,236	¥6,508	¥2,270	¥336	¥127	¥(1,887)	¥9,590

Three months ended June 30, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥8,809	¥7,009	¥8,804	¥3,270	¥19,184	¥245	¥47,321
Intersegment	292	101	165	—	26	(584)	—

Total	9,101	7,110	8,969	3,270	19,210	(339)	47,321
Operating expenses	9,948	5,470	6,323	2,879	18,464	1,290	44,374

Operating income (loss)	¥(847)	¥1,640	¥2,646	¥391	¥746	¥(1,629)	¥2,947

Three months ended June 30, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$81,241	$64,641	$81,195	$30,158	$176,925	$2,260	$436,420
Intersegment	2,693	931	1,522	—	240	(5,386)	—

Total	83,934	65,572	82,717	30,158	177,165	(3,126)	436,420
Operating expenses	91,746	50,447	58,314	26,552	170,285	11,897	409,241

Operating income (loss)	$(7,812)	$15,125	$24,403	$3,606	$6,880	$(15,023)	$27,179

Notes:	1.	Primary businesses of each segment are as follows:
		Computer & Video Games:	Production and sale of home-use video game software
		Toy & Hobby:	Production and sale of character related products
		Amusement:	Manufacture and sale of amusement arcade games and LCD units for pachinko machines
		Gaming:	Manufacture and sale of gaming machines for overseas market
		Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses of the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	5.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.
	6.	Effective the second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the three months ended June 30, 2003 have been reclassified to conform to the presentation for the three months ended June 30, 2004.
	7.	Segment name of Exercise Entertainment was changed to Health & Fitness in the fourth quarter ended March 31, 2004.

b . Operations in Geographic Areas

Three months ended June 30, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥32,632	¥15,098	¥7,577	¥2,118	¥57,425	—	¥57,425
Intersegment	20,092	256	7	118	20,473	¥(20,473)	—

Total	52,724	15,354	7,584	2,236	77,898	(20,473)	57,425
Operating expenses	44,122	15,312	6,706	1,677	67,817	(19,982)	47,835

Operating income	¥8,602	¥42	¥878	¥559	¥10,081	¥(491)	¥9,590

Three months ended June 30, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥35,143	¥6,170	¥4,106	¥1,902	¥47,321	—	¥47,321
Intersegment	8,090	545	—	26	8,661	¥(8,661)	—

Total	43,233	6,715	4,106	1,928	55,982	(8,661)	47,321
Operating expenses	40,366	7,085	4,044	1,621	53,116	(8,742)	44,374

Operating income (loss)	¥2,867	¥(370)	¥62	¥307	¥2,866	¥81	¥2,947

Three months ended June 30, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$324,108	$56,903	$37,868	$17,541	$436,420	—	$436,420
Intersegment	74,610	5,026	—	240	79,876	$(79,876)	—

Total	398,718	61,929	37,868	17,781	516,296	(79,876)	436,420
Operating expenses	372,277	65,341	37,296	14,950	489,864	(80,623)	409,241

Operating income (loss)	$26,441	$(3,412)	$572	$2,831	$26,432	$747	$27,179

Note: 1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes:

1.	The consolidated financial statements presented herein were prepared in accordance with U.S. GAAP.

2.	Comprehensive income for the three months ended June 30, 2003 and 2004 which consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2003	Three months ended June 30, 2004	Three months ended June 30, 2004
Net income	¥4,175	¥264	$2,435
Other comprehensive income:
Foreign currency translation adjustments	600	314	2,896
Net unrealized gains on available-for-sale securities	2	53	488

	602	367	3,384

Comprehensive income	¥4,777	¥631	$5,819